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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                    Three Year Period ending January 26, 2007

                    FORM U-12 (I) - B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

1.       Name and business address of persons filing statement.

         Baker Botts L.L.P. ("Baker Botts"), The Warner, 1299 Pennsylvania Avenue, Washington, D.C. 20004. Baker Botts has additional offices that may provide services to CenterPoint Energy, Inc. or its subsidiaries covered by
Section 12(i) of the Public Utility Holding Company Act of 1935, as amended.

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule 71.

         James Doty, Randy McManus, Joanne Rutkowski, Margo Scholin, Stephanie Smith, and other attorneys at Baker Botts.

3. Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

         CenterPoint Energy, Inc. and its subsidiaries.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3 and a brief description of the nature of services to be rendered in each such relationship or capacity.

         Attorneys; provide legal counsel and representation to CenterPoint Energy, Inc. before the Securities and Exchange Commission and the Federal Energy Regulatory Commission and in that capacity render services to its subsidiaries.

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5.       (a)  Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                          Salary or other compensation:
                          -----------------------------

Name of recipient    received (a)     to be             Person or company from
                                      received (b)      whom received or to be
                                                        received
                                      -------------
Baker Botts                           See 5(b) below    CenterPoint Energy, Inc.

         (b) Basis for compensation if other than salary.

         Hourly fees and disbursements.

6. Expenses incurred by the undersigned or other person in item 2, above, during the calendar year in connection with activities described in item 4, above, and the source or sources of reimbursement of same. To be answered in supplemental statement.

Date: January 26, 2004                            /s/ JOANNE C. RUTKOWSKI, ESQ.
                                                 ------------------------------
                                                 Joanne C. Rutkowski, Esq.


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